Exhibit 99.3

Press Release

FOR IMMEDIATE RELEASE — February 23, 2006

Preem Petroleum AB (publ) commences Tender Offer and Consent Solicitation

STOCKHOLM, THE KINGDOM OF SWEDEN, February 23, 2006 — Preem Petroleum AB (publ) (the “Company”) announced today that it has commenced its offer (the “Offer”) to purchase for cash any and all of its €100,000,000 outstanding 9% Senior Subordinated Notes due 2014 (the “Notes”) from the existing holders thereof (the “Holders”). The Offer is made based upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated February 23, 2006 (the “Offer to Purchase”).  In conjunction with the Offer, the Company is also soliciting from the Holders consents to the adoption of certain proposed amendments to the indenture (the “Proposed Amendments”) under which the Notes were issued (the “Consent Solicitation”).

The Offer is scheduled to expire at 4:00 p.m., London time, on March 30, 2006, unless extended or earlier terminated (the “Expiration Date”).  Holders who wish to receive the Total Consideration (as defined below) must validly tender their Notes at or prior to 12:00 p.m., London time, on March 9, 2006 (the “Consent Deadline”).  A “Consent Payment” equal to €20 per €1,000 principal amount of Notes tendered is included within the Total Consideration, which is payable to any Holder that validly tenders its Notes pursuant to the Offer and thereby delivers its consent and does not withdraw its Notes or revoke its consent at or prior to the Consent Deadline.  Holders who tender their Notes after the Consent Deadline and at or prior to the Expiration Date will receive only the Tender Consideration.  All Holders who tender their Notes pursuant to the Offer at or prior to the Consent Deadline will be deemed to have delivered their consent in connection with the Consent Solicitation Tendered Notes may be withdrawn and consents may be revoked at any time prior to the Consent Deadline, but not thereafter.

The “Total Consideration” for each €1,000 principal amount of Notes tendered pursuant to the Offer will be an amount equal to the present value on the Settlement Date (as defined below) of all future cash flows on the Notes to May 15, 2009, being the first date on which the Notes may be redeemed at the option of the Company (the “Earliest Redemption Date”), calculated in accordance with standard market practice based on the assumption that the Notes will be redeemed in full at €1,045 per €1,000 principal amount of Notes on the Earliest Redemption Date and the yield to the Earliest Redemption Date is equal to the sum of (a) the yield on the German Bundesobligationen 4% due July 4, 2009 (the “Reference Security”) plus (b) 50 basis points, minus accrued and unpaid interest to, but not including, the Settlement Date.  The “Tender Consideration” is equal to the Total Consideration less the Consent Payment.  The “Settlement Date” is expected to be April 4, 2006.  The following table provides information with respect to the Notes and summarizes terms material to the determination of the Total Consideration and the Tender Consideration:

Security Description	Common Codes / ISINs	Outstanding Principal Amount	Reference Security	Fixed Spread (in basis points)	Consent Payment Per €1,000 principal amount
9% Senior Subordinated Notes due 2014	19192792 and 19192806 / XS0191927929 and XS0191928067	€100,000,000	German Bundesobligationen 4% due July 4, 2009	50	€20.00

The pricing will occur at or around 3:00 p.m., London time, on March 9, 2006 in accordance with standard market practice and as further specified in the Offer to Purchase.

Holders who validly tender and do not validly withdraw their Notes pursuant to the Offer will also receive on the Settlement Date accrued interest up to, but not including, the Settlement Date.

The Offer with respect to the Notes is subject to the satisfaction of certain conditions, including the Company’s receipt of tenders of Notes representing a majority of the principal amount of such Notes outstanding and financing on terms acceptable to the Company in an amount sufficient to consummate the Offer.

The Offer is being made pursuant to the Offer to Purchase which more fully sets forth and governs the terms and conditions of the Offer and contains additional information about the terms and conditions of the Offer.  The Offer to Purchase contains important information that should be read carefully before any decision is made with respect to the Offer to Purchase, including restrictions on the Holders who are able to accept the Offer to Purchase.

Deutsche Bank is acting as Sole Dealer Manager in this Offer to Purchase.

Further details on the Offer and a copy of the Offer to Purchase and Consent Solicitation Statement dated February 23, 2006 can be obtained from:

Dealer Manager:

Deutsche Bank AG, London Branch

Liability Management Group

Tel: +44 (0)20 7545 8011

Email: liability.management@db.com

Tender and Consent Agents:

Deutsche Bank AG, London Branch

TSS — Restructuring Services Group

Tel: +44 (0)20 7547 5000

Email: xchange.offer@db.com

Deutsche Bank AG, Luxembourg S.A.

TSS — Restructuring Services Group

Tel: +352 421 22 460

Email: xchange.offer@db.com

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The Company is a wholly owned subsidiary of Preem Holdings AB (publ).  The Company’s principal executive offices are located at Sandhamnsgatan 51, 115 90 Stockholm, Sweden.  Preem Holdings AB (publ)’s principal executive offices are located at Sandhamnsgatan 51, 115 90 Stockholm, Sweden.

_______________________

Some information included in this press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements can sometimes be identified by the Company’s use of forward-looking words such as “will likely result”, “are expected to”, “will continue”, “anticipate”, “believe”, “estimate”, “intend”, “plan”, “project”, “would” and “outlook”. These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company or Preem Holdings AB (publ).  Additional information concerning potential factors that could affect the financial results of Preem Holdings AB (publ), the parent of the Company, are included in Preem Holding AB (publ)’s Annual Report on Form 20-F for the fiscal year ended December 21, 2004, as well as its other reports and filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this press release are made only as of the date of this report. The Company does not undertake any obligation to update or supplement any forward-looking statements to reflect subsequent events or circumstances. The Company cannot assure you that projected results or events will be achieved.

Offer Restrictions

The Offer to Purchase has been issued by and is the sole responsibility of the Company and is only for circulation to Holders and other persons to whom it may lawfully be issued in accordance with the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, any person satisfying this criteria being referred to as a “relevant person”.  This communication may not be acted upon by anyone who is not a relevant person.

Neither the Offer made by the Offer to Purchase nor any of the information contained herein constitutes an offer or an invitation to offer to sell or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase, exchange or acquire the Notes, within the meaning of articles 1, left. (v), and 102. ff, of Legislative Decree February 24, 1998, n. 58.

The Offer is not being made and will not be made, directly or indirectly, in or into the Republic of Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy.

No acceptances should be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy.  Doing so may render invalid any purported acceptance of the Offer.  Accordingly, copies of the Offer to Purchase and any related documents should not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in or into or from the Republic of Italy.  Therefore, Holders are hereby notified that, to the extent such Holders are Italian residents or are located in the Republic of Italy, the Offer is not available to them and, as such, any electronic acceptance of the Offer or any other acceptance instruction in whatever form received from such person shall be void.  Any person who may have a legal or contractual obligation to forward the Offer to Purchase and any related offer documents in the Republic of Italy should read the Offer to Purchase before doing so.  No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Societa e la Borsa (CONSOB) in respect of the Offer.  Accordingly, neither the Offer to Purchase nor any other material relating to the Offer may be distributed or made available in the Republic of Italy.

In Belgium, the Offer will not, directly or indirectly, be made to, or for the account of, any person other than to professional or institutional investors referred to in article 3,2° of the Belgian royal decree of 7 July 1999 on the public character of financial operations, each acting on their own account.  The Offer to Purchase has not been and will not be submitted to nor approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financiere et des Assurances/Commissie voor het Bank, Financie en Assurantiewezen) and accordingly may not be used in connection with any offer in Belgium except as may otherwise be permitted by law.

The Offer to Purchase has not been submitted to the clearance procedures of the French Autorite des Marches Financiers and may not be used in connection with any offer to the public to purchase the Notes in France. The Offer is not being made, directly or indirectly, to the public in France and only qualified investors (Investisseurs Qualifies) as defined in Article L41 1-2 of the French Code Monetaire et Financier and decree no. 98-880 dated 1 October 1998 are eligible to accept the Offer in France.